AM 9/13/2004

04019890

CM 9/3

SECURIT[IES AND EXCHANGE COMM]ISSION
[Washingt]on, D.C. 20549

RECEIVED
AUG 2 7 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Financial Consultants, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9102 N. Meridian Street, Suite 540
(No. and Street)

Indianapolis, (City) IN (State) 46260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy C. Patton (317) 815-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy C. Patton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Financial Consultants, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVID T. BERTORELLO
Marion County
My Commission Expires
July 29, 2011

Notary Public 7/28/04

Signature 7/28/04

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRONTIER FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frontier Financial Consultants, Inc.

We have audited the accompanying statement of financial condition of Frontier Financial Consultants, Inc. as of June 30, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Frontier Financial Consultants, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 28, 2004

FRONTIER FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents	$	2,099
Receivable from brokers and dealers		33,347
Securities owned, at market or fair value		7,800
Other assets		18,233
TOTAL ASSETS	$	61,479

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	5,964
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 1,000,000 shares, 800,000 voting and 200,000 non-voting shares; issued and outstanding are 109,360 voting shares	$	36,896
Additional paid in capital		18,619
Retained earnings		-0-
Total Shareholders' Equity	$	55,515
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	61,479

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Frontier Financial Holdings, Inc., was incorporated in the state of Indiana on October 6, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was previously registered as a Title II Nonsupervised Loan Correspondent with the U.S. Department of Housing and Urban Development. The Company's principal business activities are the sale of securities and, prior to January 1, 2004, the rendering of accounting and tax services and the brokering of mortgage loans.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer List - Customer List represents the value attributable to certain customer accounts purchased and then contributed to the Company by affiliated entities and until January 1, 2004 was amortized over a fifteen year period.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2004 the Company's net capital and required net capital were $36,062 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 17%.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of Frontier Financial Holdings, Inc. (FFH). The Company is also affiliated through common ownership with Frontier CPA Group, Inc., FFC Muncie Real Estate Holdings LLC, Accounting Valuations, Inc., FFC Brookville Real Estate Holdings, LLC, Diamond Title and Escrow Inc. and Frontier Lending Corporation.

During the year ended June 30, 2004, the Company received accounting and tax fee revenue billed by Frontier CPA Group, Inc. The Company's employees performed the services which produced this revenue.

On December 1, 2003 the Company entered into an agreement with FFH, whereby FFH will pay certain overhead and operating expenses on the Company's behalf, effective January 1, 2004. The Company will pay FFH at the beginning of each month $5,000 for that month expenses allocated as follows:

	One Month	Six Month Total
Occupancy	$ 2,000	$ 12,000
Communications	400	2,400
Professional fees	750	4,500
Office expenses	1,360	8,160
Other	490	2,940
Total	$ 5,000	$ 30,000

NOTE 3 - RELATED PARTIES - *(Continued)*

Pursuant to this agreement, $30,000 has been paid to FFH during the year ended June 30, 2004. This total has been classified as management fees on the statement of income.

NOTE 4 - S CORPORATION

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company. The Company reports income for income tax purposes using a December 31st year end.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - In order to facilitate all of the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible or any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement, the Company is required to maintain a $25,000 deposit with this Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer.

NOTE 6 - OTHER COMMITMENTS

Operating Leases - The Company has entered into agreements to lease office space in two locations which expire on August 31, 2005 and April 30, 2006. The following is a schedule of the future minimum lease payments pursuant to these agreements.

Year Ended June 30,	Amount
2005	$ 69,035
2006	49,973
Total	$ 119,008

In January, 2001 Frontier Financial Holdings, Inc. began paying all obligations pursuant to the above agreements. The allocation in NOTE 3 includes the Company's share of any obligation pursuant to the above agreements.

NOTE 7 - NONMONETARY TRANSACTIONS

Prior to January 1, 2004, Frontier Financial Holdings, Inc. (FFH) and two of its shareholders have purchased accounting firms and have contributed the customer lists (value attributable to certain customer accounts) to the Company. During the year ended June 30, 2004 no customer lists were contributed to the Company.

In addition to cash of $1,137,362, on January 1, 2004, the Company distributed assets valued at $1,039,188 to FFH. These non-cash assets included accounting fees receivable of $188,888, customer lists (net of accumulated amortization of $380,498) of $663,884 and other assets of $186,416.

Also on January 1, 2004, the Company's accounting business was assumed by Frontier CPA Group, Inc. and their mortgage broker business was assumed by Frontier Lending Corporation.

NOTE 8 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation. The Company's management has valued the equity securities and warrants at $7,800 and $0 respectively.

NOTE 9 - EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three shareholders of Frontier Financial Holdings, Inc. (FFH). Included therein are provisions for compensation, benefits and other miscellaneous items.

The Company has also entered into employment agreements with several other employees with various terms expiring through December 31, 2004.

In addition, in September, 2002, the Company entered into an agreement with a registered representative of the Company, whereby, a portion of loans made to this representative will be forgiven by the Company, after one year of employment and all of loans will be forgiven after two years of employment. If the representative leaves before one year then the entire amount loaned must be repaid to the Company. This asset was distributed to FFH on January 1, 2004. Other items are included therein.